Exhibit 1

For immediate release

June 22, 2007

CanWest MediaWorks Limited Partnership Launches

US$650 million Senior Subordinated Notes Offering

Winnipeg, Manitoba – CanWest Global Communications Corp. (“CanWest”) and CanWest MediaWorks Limited Partnership (the “Limited Partnership”) announced that the Limited Partnership intends to offer US$650 million (approximately C$692 million at current foreign currency exchange rates) aggregate principal amount of new senior subordinated notes (the “Notes”) due 2017 in a private offering to be conducted pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. This financing will be independent of CanWest MediaWorks Inc. (“CanWest MediaWorks”), with recourse only to the Limited Partnership and its subsidiaries. The offering is subject to customary closing conditions, including completion of the proposed privatization of CanWest MediaWorks Income Fund.

The Limited Partnership intends to use the proceeds from the issuance of the Notes, together with the proceeds from the new credit facilities announced on June 14, 2007, to refinance the C$1.3 billion short-term loan facility (as announced on May 25, 2007 relating to the proposed privatization of CanWest MediaWorks Income Fund) and for general corporate purposes which will, among other things, include funding future corporate development initiatives or distributions to CanWest MediaWorks.

The Notes will not be registered under the Securities Act of 1933 or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This news release shall not constitute an offer to sell or a solicitation of an offer to buy the new senior subordinated notes.

Forward Looking Statements

This news release contains certain comments or “forward-looking statements” relating to the proposal to take the CanWest MediaWorks Income Fund private. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. Factors that could cause actual events to vary from current expectations include the risks that parties will not proceed with a transaction and that the transaction will not be successfully completed for any reason (including the failure to obtain the required unitholder approvals or financing). CanWest disclaims any intention or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.

About CanWest MediaWorks Income Fund and CanWest Global Communications Corp.

CanWest MediaWorks Income Fund (TSX: CWM.UN; www.cwmincomefund.com) is an unincorporated, open-ended trust that holds an approximate 26% equity interest in CanWest MediaWorks Limited Partnership, which is the largest publisher of newspapers in Canada, as measured by paid circulation, readership and revenue. CanWest MediaWorks Limited Partnership is 74% owned by CanWest MediaWorks Inc., a wholly owned subsidiary of CanWest Global Communications Corp. (www.canwestglobal.com), an international media company listed on the TSX (trading symbols: CGS and CGS.A) and Canada’s largest media company. CanWest is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, web sites, and radio stations and networks in Canada, New Zealand, Australia, Singapore, Indonesia, Turkey, the United States and the United Kingdom.

For Further Information:

John Maguire, Chief Financial Officer

(204) 956-2025

jmaguire@canwest.com